Exhibit 99.1

Scotiabank CFO Sean McGuckin to Take Leave of Absence

Senior Vice President and Chief Accountant, Raj Viswanathan, Named Acting CFO

TORONTO, May 30, 2018  /CNW/ - Scotiabank (TSX: BNS) today announced that Group Head and Chief Financial Officer, Sean McGuckin, will take a leave of absence to attend to an illness in his family. The Board of Directors has appointed Senior Vice President and Chief Accountant, Rajagopal (Raj) Viswanathan as Acting Chief Financial Officer, effective immediately.

In addition, the Bank announced the following structural changes to the Finance team:

•	Charles Emond, currently Managing Director and Co-Head, Global Investment Banking has been promoted to Executive Vice President, Finance reporting to Raj.
•	Chadwick Westlake, currently Senior Vice President Structural Cost Transformation & Lean, will become Senior Vice President, Structural Cost Management & Canadian Banking Finance reporting to Raj.

"Our thoughts are with Sean and his family at this time," said Brian Porter, President and CEO at Scotiabank.  "During his absence, the Board and Management at Scotiabank have the utmost confidence in Raj Viswanathan to steward the Bank's financial, accounting and reporting needs."

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, Europe and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of over $926 billion (as at April 30, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @Scotiabank.

View original content:http://www.prnewswire.com/news-releases/scotiabank-cfo-sean-mcguckin-to-take-leave-of-absence-300656391.html

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/May2018/30/c4443.html

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For further information: For media inquiries: Heather Armstrong, Global Communications, PH: (416) 933-3250; For investor inquiries: Adam Borgatti, Investor Relations, PH: (416) 866-5042

CO: Scotiabank

CNW 08:26e 30-MAY-18